Exhibit 12.1

Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30,
	2013
Earnings available for fixed charges, as defined:
Net loss attributable to Ameren Energy Generating Company	$(151,397)
Net loss attributable to noncontrolling interest	(57)
Tax benefit based on net loss	(98,997)
Fixed charges excluding capitalized interest(a)	21,486
Amortization of capitalized interest	996
Earnings available for fixed charges, as defined	$(227,969)
Fixed charges, as defined:
Interest expense on short-term and long-term debt(a)	$20,954
Capitalized interest	9,233
Estimated interest cost within rental expense	175
Amortization of net debt premium, discount, and expenses	357
Total fixed charges, as defined	$30,719
Consolidated ratio of earnings to fixed charges	—	(b)

(a)	Includes interest expense related to uncertain tax positions.

(b)
Earnings were inadequate to cover fixed charges by $259 million for the six months ended June 30, 2013. During the first six months of 2013, we recorded asset impairment charges of $202 million to reduce the carrying value of the Gibson City and Grand Tower energy centers to their estimated fair value less cost to sell. See Note 2 - Assets Held for Sale under Part I, Item 1, of this Form 10-Q for additional information.